November 17, 2023

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-6010

RE: Safety Shot, Inc., Rule 477 Application for Withdrawal of Amendment to Registration Statement (File No. 333-258005)

Dear Sir/Mam;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Safety Shot, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Post Effective Amendment to Registration Statement on Form S-3/A (File No. 333-258005) (the “Amendment”). The Amendment was originally filed with the Commission on November 16, 2023.

The Company requests withdrawal of the Amendment as it was erroneously filed with incorrect edgar code.

No securities have been sold pursuant to the Amendment.

If you have any questions regarding this application for withdrawal, please call Brian S. John, the CEO at (561) 244-7100.

Very truly yours,

/s/ Brian S. John
Brian S. John,
CEO
Safety Shot, Inc.